Press Release

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Dissemination in the United States

GreenPower Announces Issuance of Convertible Debentures and
Series B Convertible Preferred Shares

Vancouver, Canada, January 29, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces that it has converted (the "Debenture Offering") US$7,000,000 of principal and accrued interest of outstanding loans with certain related parties of the Company into convertible debentures of the Company (each, a "Debenture").

"GreenPower has successfully converted $7 million of loans into secured convertible debentures and $3 million of loans into Series B Convertible Preferred Shares, further strengthening our capital structure and reinforcing our commitment to sustainable transportation solutions," said Fraser Atkinson, CEO of GreenPower. "These transactions demonstrate our ongoing ability to work collaboratively with our key stakeholders and related parties to advance the Company's growth and mission in the zero-emission vehicle sector. It will help ensure GreenPower's solid financial footing as we enter a phase of new manufacturing opportunities as recently announced in the state of New Mexico."

The Debentures have a maturity date (the "Maturity Date") of three (3) years and bear interest at the rate of 12% per annum (the "Interest"), which Interest shall be payable in increments of three (3) months, payable in cash or common shares (the "Shares") of the Company, at the option of the holders of the Debentures (each, a "Holder"), with the number of Shares to be determined at the closing price of the Shares on the day before the payment of Interest is due. The Debentures are secured behind the senior lenders.

The principal amount of the Debentures are convertible, at the option of the Holders, into Shares at a conversion price of US$0.99 per Share being equal to the closing price of the Shares on January 22, 2026, subject to adjustment in accordance with the terms of the Debentures.

The outstanding amount of the Debentures are secured by a general security agreement (the "GSA") entered into with the Company, which GSA is subordinated to the security guaranteed to CIBC and EDC, and each of the Holders entered into an agency and interlender agreement (the "Agency Agreement") with the Company.

The Company also announces that it has converted (the "Preferred Share Offering") loans owed to a related party into 3,000 series B convertible preferred shares (each, a "Series B Convertible Preferred Share"), with a stated value of USD $1,000, for a purchase price of US$2,850,000 and a stated value of US$3,000,000.  The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

Certain insiders of the Company participated in the Debenture Offering and the Preferred Share Offering and are considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the issuance of Debentures and the Series B Convertible Preferred Shares are considered to each be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

All securities issued to in the Debenture Offering and the Preferred Share Offering will be subject to a statutory hold period of four months plus a day from the closing of the Debenture Offering and the Preferred Share Offering in accordance with applicable securities legislation.

Early Warning Requirements - Fraser Atkinson

The following disclosure is being provided as required by applicable securities and regulatory requirements.

On January 9, 2026, the Company issued 641,025 Shares to FWP Acquisition, on January 13, 2026, the Company issued 403,225 Shares to Fraser Atkinson ("Atkinson"), on January 22, 2026, the Company issued a Secured Debenture in exchange for loans with FWP Acquisition in the amount of US$3,432,945, with Koko in the amount of US$108,055 and issued 3,000 Series B Convertible Preferred Shares to FWP Acquisition Corp.Prior to the issuance of the Shares, the Debentures and the Series B Convertible Preferred Shares, Atkinson directly and indirectly owned and controlled the following securities:

  133,005 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  18,179 Shares held indirectly through FWP Acquisition;

  6,818 Shares held indirectly through FWP Holdings LLC, a private limited liability company owned by Fraser Atkinson;

  70,893 Shares held indirectly through KFS Capital LLC, a private limited liability company owned by Fraser Atkinson;

  85,031 Shares held indirectly through Koko Financial Services Ltd., a private company owned by Fraser Atkinson;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options; and

  54,348 share purchase warrants held by FWP Acquisition,

which represents 8.04% of the 3,985,071 issued and outstanding Shares as the date prior to the issuance of the Shares on a non-diluted basis. If Atkinson were to exercise the stock options and the share purchase warrants, Atkinson would directly and indirectly own and control 399,203 Shares or 9.82% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following the issuance of the Shares, the Debentures and the Series B Convertible Preferred Shares, Atkinson directly and indirectly owned and controlled an aggregate of:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  659,204 Shares held indirectly through FWP Acquisition;

  6,818 Shares held indirectly through FWP Holdings LLC, a private limited liability company owned by Fraser Atkinson;

  70,893 Shares held indirectly through KFS Capital LLC, a private limited liability company owned by Fraser Atkinson;

  85,031 Shares held indirectly through Koko Financial Services Ltd., a private company owned by Fraser Atkinson;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options;

  54,348 share purchase warrants held by FWP Acquisition;

  Debentures in the amount of US$3,432,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko Financial Services Ltd.; and

  3,000 Series B Convertible Preferred Shares,

which represents 27.13% of the 5,029,321 issued and outstanding Shares as at the date of the issuance of the Shares, on a non-diluted basis. If Atkinson were to exercise the stock options and the share purchase warrants and convert the Debentures and the Series B Convertible Preferred Shares, Atkinson would directly and indirectly own and control 6,539,207 Shares or 64.09% of the issued and outstanding Shares calculated on a partially-diluted basis.

The Shares were issued in consideration for loans advanced to the Company, in consideration for personally guaranteeing a commercial bank's loan to the Company, and from the secured Debentures and Series B Convertible Preferred Shares received for the settlement of debt.  Atkinson intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate.  Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.

A copy of Atkinson's early warning report will appear on the Company's profile on SEDAR+ at www.sedarplus.ca  and may also be obtained by contacting Michael Sieffert at 236-521-4642.

Early Warning Requirements - David Richardson ("Richardson")

On January 22, 2026, Countryman was issued a Debenture in the principal amount of US$3,549,000.

Prior to the issuance of the Debentures, Richardson directly and indirectly owned and controlled the following securities:

  275,810 Shares held indirectly through Countryman;

  11,500 Shares;

  24,500 stock options; and

  5,423,319 share purchase warrants held indirectly through Countryman,

which represents 7.2% of the 3,985,071 issued and outstanding Shares as the date prior to the issuance of the Debentures on a non-diluted basis. If Richardson were to exercise the stock options and the share purchase warrants, Richardson would directly and indirectly own and control 5,735,129 Shares or 60.80% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following the issuance of the Debentures, Richardson directly and indirectly owned and controlled an aggregate of:

  275,810 Shares held indirectly through Countryman;

  11,500 Shares;

  24,500 stock options;

  5,423,319 share purchase warrants held indirectly through Countryman; and

  Debenture in the amount US$3,549,000 held indirectly through Countryman,

which represents 5.71% of the 5,029,321 issued and outstanding Shares as at the date of the issuance of the Debenture, on a non-diluted basis. If Richardson were to exercise the stock options and the share purchase warrants and conversion of the Debenture, Richardson would directly and indirectly own and control 13,971,079 Shares or 66.06% of the issued and outstanding Shares calculated on a partially-diluted basis.

The Debenture was acquired in consideration for settlement of debt.  Richardson intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate.  Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.

A copy of Richardson's early warning report will appear on the Company's profile on SEDAR+ at www.sedarplus.ca and may also be obtained by contacting Michael Sieffert at 604-563-4144.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.